SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. ___)*
Advanced Analogic Technologies Incorporated

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
00752J108

(CUSIP number)
Mark V.B. Tremallo
Vice President, General Counsel and Corporate Secretary
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

(Name, address and telephone number of person authorized to receive notices and communications)
May 26, 2011

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on the following pages)

CUSIP No.	00752J108	13D	Page 2	of	11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SKYWORKS SOLUTIONS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,006,753(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,006,753(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.03% (2)

14	TYPE OF REPORTING PERSON

CO
(1) Includes 2,576,028 issued and outstanding shares of issuer common stock, 2,430,725 shares of issuer common stock issuable upon the exercise of vested options or options that will be vested in the 60 days following May 26, 2011 and 0 shares of issuer common stock issuable upon the settlement of vested restricted stock units or restricted stock units that will be vested in the 60 days following May 26, 2011.
(2) Based on 42,971,079 shares of issuer common stock outstanding as of May 24, 2011 (as represented by the issuer in the Merger Agreement, as defined in Item 3 below). Shares of issuer common stock that may be issued pursuant to options and restricted stock units that are, or will be vested and exercisable in the next 60 days are deemed outstanding for computing the percentage ownership of the reporting person.

CUSIP No.	00752J108	13D	Page 3	of	11 pages
ITEM 1. Security and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Company Common Stock”) of Advanced Analogic Technologies Incorporated, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3230 Scott Boulevard, Santa Clara, CA 95054.
ITEM 2. Identity and Background.
     This Statement is being filed by Skyworks Solutions, Inc., a Delaware corporation (the “Buyer”).
     The Buyer’s business and principal office address is 20 Sylvan Road, Woburn, MA 01801.
     The Buyer is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, the Buyer offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and cellular handset applications. The Buyer’s portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.
     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Buyer is set forth on Schedule I hereto.
     The Buyer has not been, and to the best of Buyer’s knowledge, none of the individuals referred to in Schedule I have been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the last five years.
ITEM 3. Source and Amount of Funds or Other Consideration.
     On May 26, 2011, the Buyer, PowerCo Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Buyer (“Merger Sub”) and the Company entered an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Company, and the Company will become a wholly owned subsidiary of the Buyer (the “Merger”).
     On the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than dissenting shares) will be converted into the right to receive an aggregate of $6.13 per share, payable in an initial combination of $3.68 in cash (the “Cash Consideration”) and 0.08725 of a share of Buyer common stock, par value $0.25 per share (the “Stock Consideration”). The Cash Consideration is subject to adjustment up or down depending upon the nominal value of the Stock Consideration (the “Closing Value”) based on the average last sale price (at the 4 p.m. Eastern Time close of regular trading on the Nasdaq) of a share of Buyer common stock for the five full trading days ending on the trading day immediately prior to the date on which the Effective Time occurs (the “Average Price”). If the Closing Value is greater than $2.45, the Cash Consideration will be reduced by the difference between the Closing Value and $2.45, and if the

CUSIP No.	00752J108	13D	Page 4	of	11 pages
Closing Value is less than $2.45, the Cash Consideration will be increased by the difference between the Closing Value and $2.45. If the Average Price is less than $21.00, then the Buyer has the right to pay the entire $6.13 in cash so that no Buyer common stock would be issued to Company stockholders in the Merger in exchange for their issued and outstanding shares of Company Common Stock. The shares of the Buyer’s common stock issuable in the transaction will be registered pursuant to a registration statement on Form S-4 and the shares of the Buyer’s common stock issuable upon exercise of assumed Company stock options will be registered pursuant to a registration statement on Form S-8.
     The completion of the Merger is subject to the satisfaction or waiver of customary conditions, including, among other things, adoption of the Merger Agreement and approval of the Merger by the required vote of the Company’s stockholders, the effectiveness of the registration statement, receipt of any applicable governmental and regulatory approvals, and the absence of any development having (or reasonably likely to have) a “material adverse effect” on the Company. The Buyer and the Company have made certain customary representations and warranties to each other in the Merger Agreement, including representations and warranties by the Company related to capitalization, the absence of undisclosed liabilities and other changes, intellectual property, accuracy and completeness of SEC filings and financial statements, absence of litigation, and employee benefits and matters.
     The Merger Agreement also gives the Buyer and the Company the right to terminate the Merger Agreement under certain circumstances, including in the event of certain uncured breaches of representations and warranties or covenants by the other party and in the event that the Closing does not occur prior to December 31, 2011. Pursuant to the Merger Agreement, the Company has agreed to certain restrictions on the operation of its business between the date of the Merger Agreement and the Effective Time, and the Company and the Buyer have entered into covenants on customary matters, including obtaining the requisite approval of the Company’s stockholders, making required regulatory filings, employee benefits after the Closing, and other matters.
     In connection with the Merger Agreement, the Buyer entered into a stockholder agreement (the “Stockholder Agreement”), dated as of May 26, 2011, with the following directors and officers of the Company (each a “Stockholder” and collectively, the “Stockholders”): Richard K. Williams, Samuel J. Anderson, Jason L. Carlson, Jaff Lin, Thomas P. Redfern, Chandramohan Subramanian, Jun-Wei Chen, Ashok Chandran and Kevin D’Angelo. The Stockholders own 2,576,028 issued and outstanding shares of Company Common Stock, options currently vested or vesting in the 60 days following May 26, 2011 (without giving effect to any acceleration that may occur upon consummation of the Merger) that are exercisable for 2,430,725 shares of Company Common Stock, and restricted stock units that are currently vested or vesting in the 60 days following May 26, 2011 (without giving effect to any acceleration of vesting that may occur upon consummation of the Merger) that are subject to settlement in stock for a total of 0 shares of Company Common Stock, representing, in the aggregate 11.03% of the 42,971,079 Shares outstanding as of May 24, 2011. Under the terms of the Stockholder Agreement, any shares of Company Common Stock received by the Stockholders upon the exercise of stock options or the settlement of restricted stock units are subject to the provisions of the Stockholder Agreement. Pursuant to the Stockholder Agreement, each Stockholder has agreed to vote all shares of Company Common Stock beneficially owned by such Stockholder in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and against any other acquisition proposal or alternative acquisition agreement made in opposition to the consummation of the Merger and the transactions contemplated by the Merger Agreement. The Stockholders have also granted the Buyer an irrevocable proxy to vote their shares of Company Common Stock at any meeting of stockholders called with respect to the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

CUSIP No.	00752J108	13D	Page 5	of	11 pages
     In connection with the Merger Agreement, the Buyer has entered into a non-competition, non-solicitation and confidentiality agreement, dated as of May 26, 2011, with Richard K. Williams, the President, Chief Executive Officer and Chief Technology Officer of the Company (the “Non-Competition Agreement”), pursuant to which, among other things, Mr. Williams has agreed, for a period of 24 months and subject to certain exceptions, not to engage, without the express prior written consent of the Buyer, in any business or activity that is in competition with the Company’s business of developing, designing, manufacturing, licensing, marketing, selling and distributing power management semiconductors and related software.
     References to, and descriptions of, the Merger Agreement, the Stockholder Agreement and the Non-Competition Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, Stockholder Agreement and Non-Competition Agreement, respectively, copies of which are filed as Exhibits 1, 2 and 3, respectively, hereto and which are incorporated by reference in this Item 3 in their entirety where such references and descriptions appear.
ITEM 4. Purpose of Transactions.
     As described in Item 3, the Buyer acquired beneficial ownership of the shares of Company Common Stock covered by the Stockholders Agreement as a condition to entering into the Merger Agreement. Under applicable corporate law, for the Merger to be completed, the Merger Agreement must be adopted by the affirmative votes of a majority of the issued and outstanding shares of Company Common Stock. The shares of Company Common Stock covered by the Stockholders Agreement represent a portion of the required votes, but significantly less than the required majority, and therefore do not guarantee receipt of the required stockholder approval. In addition, each Stockholder signed the Stockholders Agreement solely in such Stockholder’s capacity as an owner of his shares of Company Common Stock and nothing in the Stockholders Agreement prohibits, prevents or precludes such Stockholder from taking or not taking any action in his or her capacity as an officer or director of the Company, to the extent permitted by the Merger Agreement. Under certain circumstances, the Merger Agreement allows the Company’s Board of Directors to withdraw its support for the Merger Agreement and, in certain circumstances, including circumstances involving the receipt of an unsolicited superior proposal, to terminate the Merger Agreement. If the Merger Agreement is terminated in accordance with its terms, the Stockholders Agreement terminates concurrently with the termination of the Merger Agreement and the proxy granted to the Buyer automatically terminates.
     Except as set forth in Item 3, the Buyer does not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
(a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Buyer, by reason of the execution and delivery of the Stockholder Agreement, may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 5,006,753 Shares which are subject to the Stockholder Agreement, which represent approximately 11.03% of the Shares (based on the number of Shares outstanding as of May 24, 2011). Except as set forth in this Item 5, the Buyer does not, and to its knowledge, any person listed in Schedule I hereto does not, beneficially own any Shares.
     With respect to the voting of the Shares, the Buyer has the power to vote or cause the vote of the Shares in accordance with the terms of the Stockholder Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Buyer is the beneficial owner of the Shares referred

CUSIP No.	00752J108	13D	Page 6	of	11 pages
to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Furthermore, because the Buyer does not have any pecuniary interest in the shares of Common Stock covered by the Stockholder Agreement, beneficial ownership over such shares is expressly disclaimed for reporting purposes.
(c) Except for the execution and delivery of the Stockholder Agreement and the Merger Agreement, no transaction in shares of Company Common Stock were effected by the Buyer or, to its knowledge, any person listed in Schedule I hereto, during the 60 days prior to the date hereof.
(d) Except for the agreements described in this Statement, to the knowledge of the Buyer, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.
(e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.
     Other than described in this Statement, to the knowledge of the Buyer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule I and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, joint ventures, loan or option agreements, puts or calls, guarantees or profits, division of profit or loss, or the giving or withholding of proxies.
ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement and Plan of Merger, dated as of May 26, 2011, by and among Skyworks Solutions, Inc., PowerCo Acquisition Corp. and Advanced Analogic Technologies Incorporated (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 000-51349), filed with the SEC on May 27, 2011).
Exhibit 2:	Stockholder Agreement, dated as of May 26, 2011, by and among Skyworks Solutions, Inc. and certain directors and officers of Advanced Analogic Technologies Incorporated (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-51349), filed with the SEC on May 27, 2011).
Exhibit 3:	Non-Competition, Non-Solicitation and Confidentiality Agreement, dated as of May 26, 2011, by and between Skyworks Solutions, Inc. and Richard K. Williams (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 000-51349), filed with the SEC on May 27, 2011).

CUSIP No.	00752J108	13D	Page 7	of	11 pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
     EXECUTED as a sealed instrument this 6th day of June, 2011.

SKYWORKS SOLUTIONS, INC.
By:	/s/ Mark V.B. Tremallo
Name:	Mark V.B. Tremallo
Title:	Vice President, General Counsel and Secretary

CUSIP No.	00752J108	13D	Page 8	of	11 pages
SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF THE BUYER
     The name, business address, present principal occupation or employment and material occupations, positions, officers or employment for the past five years for each of the directors and executive officers of the Buyer are set forth below. Unless otherwise specified below, the business address and phone number for each such director and executive officer is 20 Sylvan Road, Woburn, Massachusetts, 01801, (781) 376-3000, and each is a citizen of the United States.
Directors
     David J. McLachlan, age 72, has been a director since 2000 and Chairman of the Board since May 2008. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation (a publicly traded biotechnology company) from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President and Chief Financial Officer of Adams-Russell Company (an electronic component supplier and cable television franchise owner). Mr. McLachlan also serves on the Board of Directors of Dyax Corp. (a publicly traded biotechnology company), HearUSA, Ltd. (a publicly traded hearing care services company) and Deltagen, Inc (a publicly traded provider of drug discovery tools and services to the biopharmaceutical industry).
     David J. Aldrich, age 54, has served as President and Chief Executive Officer, and as a director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President of Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).
     Kevin L. Beebe, age 52, has been a director since January 2004. Since November 2007, he has been President and Chief Executive Officer of 2BPartners, LLC (a partnership that provides strategic, financial and operational advice to investors and management, and whose clients include Carlyle Group, GS Capital Partners, KKR and TPG Capital). Previously, beginning in 1998, he was Group President of Operations at ALLTEL Corporation, a telecommunications services company. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360° Communications Co., a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager. Mr. Beebe also serves as a director for SBA Communications Corporation (a publicly traded North American operator of wireless communications towers), NII Holdings, Inc. (a publicly traded provider of wireless telecommunications services), Sting Communications (a privately held broadband network provider) and Syniverse Corp. (a privately held provider of support services for wireless carriers).

CUSIP No.	00752J108	13D	Page 9	of	11 pages
     Moiz M. Beguwala, age 65, has been a director since June 2002. He served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant’s spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998. Mr. Beguwala serves on the Board of Directors of Powerwave Technologies, Inc. (a publicly traded wireless solutions supplier for communications networks worldwide) and Cavendish Kinetics Inc. (a privately held MEMS company), as well as Chairman of the Board of RF Nano Corporation (a privately held semiconductor company in Newport Beach, CA). He also served as director of SIRF Technologies, Inc. (a former publicly traded GPS solutions semiconductor company) from September 2000 until May 2008.
     Timothy R. Furey, age 53, has been a director since 1998. He has been Chief Executive Officer of MarketBridge (a privately owned sales and marketing strategy and technology professional services firm) since 1991. His company’s clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.
     Balakrishnan S. Iyer, age 54, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from October 1998 to June 2003, and has been a director of Conexant since February 2002. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was corporate controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Conexant, Life Technologies Corp., Power Integrations, Inc., QLogic Corporation, and IHS Inc. (each a publicly traded company).
     Thomas C. Leonard, age 76, has been a director since August 1996. From April 2000 until June 2002, he served as Chairman of the Board of the Company, and from September 1999 to April 2000, he served the Company as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined the Company in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over 30 years of experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.
     David P. McGlade, age 50, has been a director since February 2005. He currently serves as the Chief Executive Officer and Deputy Chairman of Intelsat Global S.A. (a privately held worldwide provider of fixed satellite services). Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK (a subsidiary of mmO2), a position he held from October 2000 until March 2005. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS.
     Robert A. Schriesheim, age 51, has been a director since 2006. Mr. Schriesheim is the former Chief Financial Officer and Principal Financial Officer of Hewitt Associates, Inc. (a global human resources consulting and outsourcing company that was acquired by Aon Corporation in October 2010). Previously, from October 2006 until December 2009, he was the Executive Vice President, Chief Financial Officer and Principal Financial Officer of Lawson Software, Inc. (a publicly traded ERP software provider). From August 2002 to October 2006, he was affiliated with ARCH Development Partners, LLC, a seed stage venture capital fund. Before joining ARCH, Mr. Schriesheim held executive positions at Global TeleSystems (“GTS”), SBC Equity Partners, Ameritech, AC Nielsen, and Brooke Group Ltd. In 2001, to facilitate the sale of GTS, Mr. Schriesheim

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led it through a pre-arranged filing under Chapter 11 of the United States Bankruptcy Code (“U.S.B.C.”) and, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands. All such proceedings were approved, confirmed and completed by March 31, 2002 as part of the sale of the company. Mr. Schriesheim is also a director of Lawson Software, Inc. In addition, from 2004 until 2007, he was also a director of Dobson Communications Corp. (a former publicly traded wireless services communications company that was acquired by AT&T Inc. in 2007).
Executive Officers (other than President and Chief Executive Officer)
     Donald W. Palette, age 53, joined the Company as Vice President and Chief Financial Officer of Skyworks in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to May 2005, he was Axcelis’ Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell’s Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.
     Gregory L. Waters, age 50, joined the Company in April 2003, and has served as Executive Vice President and General Manager, Front-End Solutions since October 2006, Executive Vice President beginning November 2005, and Vice President and General Manager, Cellular Systems as of May 2004. Previously, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales. Mr. Waters also serves as a director of Sand 9, Inc. (a privately held fabless semiconductor company focused on precision timing solutions).
     Liam K. Griffin, age 44, joined the Company in August 2001 and serves as Senior Vice President, Sales and Marketing. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems. Mr. Griffin also serves as a director of Vicor Corp. (a publicly traded designer, developer, manufacturer and marketer of modular power components and complete power systems).
     Bruce J. Freyman, age 50, joined the Company in May 2005 and serves as Senior Vice President, Worldwide Operations. Previously, he served as President and Chief Operating Officer of Amkor Technology and also held various senior management positions, including Executive Vice President of Operations from 2001 to 2004. Earlier, Mr. Freyman spent 10 years with Motorola managing their semiconductor packaging operations for portable communications products.
     Mark V.B. Tremallo, age 54, joined the Company in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider that filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003). Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

CUSIP No.	00752J108	13D	Page 11	of	11 pages
     George M. LeVan, age 65, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining the Company in 1982. Prior to 1982, Mr. LeVan held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.